SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Breaks Record in Demand and Registers

Adjusted Net Income of R$110.5mm in 1Q11

São Paulo, May 10, 2011 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, announces today its results for the first quarter of 2011 (1Q11).

As disclosed previously, in the first quarter GOL recognized certain one-off entries with no cash impact totaling R$ 120 million. The Company implemented a new revenue accounting and ticket control system which led to alterations in the balance of the Company’s advance ticket sales. In order to permit an adequate analysis of the quarterly results, as well as comparisons with previous quarters, all the following financial information is presented on an adjusted  basis and does not include the one-off entries detailed on page 20.  All comparisons are with the first quarter of 2010 (1Q10) and the fourth quarter of 2010 (4Q10).

Highlights

         1Q11 Adjusted Net Income, calculated as indicated above,  amounted to R$110.5mm in the quarter, with a net margin of 5.8%. The one-off entries with non-cash effect of approximately R$120mm when included, result in a Net Income of R$31.9mm, with a net margin of 1.7%.

         The increase in 1Q11 Adjusted Net Income in the amount of R$110.5mm, compared to the R$23.9mm and margin of 1.4% reported in 1Q10 was due to higher gains of foreign exchange rate variation between the periods. The operating result was consistent with the fact that revenue and costs recorded similar upturns. In 4Q10, net income was R$132.2million, with a margin of 7.1%.

         Adjusted Net Revenue totaled to R$1,895.7mm, 9.6% more than the R$1,729.8mm recorded in 1Q10 and 1.4% up on the R$1,869.8mm posted in 4Q10. The improvement was fueled by the 9.7% and 3.3% upturn in demand, in turn driven by the 18.5% and 11.6% increases compared to 1Q10 and 4Q10, respectively, in ancillary revenues and the competitive fare policy, which generated the Company’s best ever first-quarter load factor (73.5%, versus 70.9% in 1Q10 and 71.1% in 4Q10).

       Adjusted Operating Income (EBIT) came to R$193.1mm, with a margin of 10.2%, 0.9 p.p. down year-on-year and 3.8 p.p. less than in 4Q10. This result was chiefly due to the increase in the aircraft fuel and salaries, wages and benefits costs. This increase was partially offset by gains in operational efficiency due to the high aircraft utilization rate (13.3 block hours in 1Q11 versus 13.0 block hours in 1Q10 and 4Q10).

IR Contacts
Leonardo Pereira
Rodrigo Alves / Edmar Lopes
Raquel Kim
Gustavo Mendes
Investor Relations
ri@golnaweb.com.br
www.voegol.com.br/ri
+55 (11) 2128-4700

Conference Calls
Wednesday
May 11, 2011
Portuguese
12:30 p.m. (Brazil)
11:30 a.m. (US ET)
Phone +55 (11) 2188-0155
Code: GOL
Replay: +55 (11) 2188-0155
Replay Code: GOL
Live webcast:
www.voegol.com.br/ri
English
11:00 a.m. (Brazil)
10:00 a.m. (US ET)
Phone: +1 (412) 317-6776
(other countries) or
+1 (877) 317-6776 (USA)
Code: GOL
Replay: + 1 (412) 317-0088
(other countries) or
+1 (877) 344-7529 (USA)
Replay code:450415#
Live webcast:
www.voegol.com.br/ir

       First-quarter Adjusted EBITDAR stood at R$411.5million, with a margin of 21.7%,  being 1.6% above the latter’s R$405.0mm in nominal terms posted in 1Q10, but 1.7 p.p. down on the 23.4% margin for the same period, due to the 9,6% upturn in the 1Q11 net revenue. In comparison with the R$475.0mm and margin of 25.4% reported in 4Q10, EBITDAR fell by 13.4%  and the EBITDAR margin by 3.7 p.p. mainly due to the 26.3% decrease in operating result and 3.8 p.p. in EBIT margin between the periods.

Highlights (R$MM)	1Q11	1Q10	Var.%	4Q10	Var.%
Net Revenue	1,895.7	1,729.8	9.6%	1,869.8	1.4%
Operating Expenses	(1,702.6)	(1,538.4)	10.7%	(1,607.9)	5.9%
Operating Income (EBIT)	193.1	191.4	0.9%	261.9	-26.3%
Operating Margin	10.2%	11.1%	-0.9 pp	14.0%	-3.8 pp
EBITDAR	411.5	405.0	1.6%	475.0	-13.4%
EBITDAR Margin	21.7%	23.4%	-1.7 pp	25.4%	-3.7 pp
Net Income	110.5	23.9	362.1%	132.2	-16.4%
Cash . LTM Net Revenue	25.9%	24.0%	+1.9 pp	28.3%	-2.5 pp
Adjusted Gross Debt . LTM EBITDAR	4.8 x	5.8 x	-18.5%	5.0 x	-4.2%
Adjusted Net Debt . LTM EBITDAR	3.6 x	4.6 x	-23.4%	3.7 x	-3.3%

GOL ended the quarter with a leverage ratio (adjusted gross debt / adjusted EBITDAR) of 4.8x, versus 5.8x in 1Q10 and 5.0x in 4Q10. The adjusted net debt / adjusted EBITDAR ratio was 3.6x, compared to 4.6x in 1Q10 and 3.7x in 4Q10, in line with the Company’s focus on reducing its financial leverage ratio.

  GOL continues to meet its target of maintaining a cash balance of at least 25% of LTM net revenue, closing the quarter with cash, cash equivalents and investments of R$1,847.1mm, 23.5% up on 1Q10 and 6.6% down on 4Q10, mainly due to the payment of pre-delivery deposits related to the acquisition of B737-800 NG aircraft from Boeing, as mentioned in the 3Q10 earnings release.

  In January 2011, GOL signed a new code-share agreement with Qatar Airways, the flag carrier of the state of Qatar, which operates direct flights between Doha (the country’s capital) and São Paulo, representing an additional sales channel for GOL and expanding its network. The agreement also will permit the accumulation of mileage on all flights operated by both airlines. As a result, the “GOL Alliance” now includes six major international players: American Airlines, AirFrance/KLM, Delta Air Lines, Iberia, AeroMexico and Qatar Airways.

  GOLLOG,  GOL’s cargo division, continued to do exceptionally well in 1Q11, completing 10 years of regular operations in January, with almost 100 units and coverage of more than 2,000 municipalities. Cargo revenue has been making an increasing contribution to ancillary revenues and climbed by 17.5% over 1Q10, while its share of net revenue stood at 4.0% in the quarter, versus 3.0% in 1Q10. GOLLOG’s end-of-2011 target is to reach 144 units and coverage of  up to 3,000 municipalities.

  In February 2011, GOL entered into a strategic MRO (maintenance, repairs and overhaul) agreement with Delta TechOps, the maintenance division of Delta Air Lines, which will provide overhaul services for around 50 percent of the Company’s CFM 56-7 engines, parts and component maintenance for the fleet of B737NGs, and consulting services related to maintenance workflow planning, materials and facility optimization and tooling support. Under the agreement, Delta TechOps will also assist GOL with its efforts to secure FAA (Federal Aviation Administration) certification. Additionally, GOL will assist Delta with certain line maintenance services for Delta aircraft with extended ground time in Brazil.

  In March 2011, GOL launched a new low cost sales channel as part of its strategy of encouraging the use of air transport by Brazil’s emerging middle class. The Company opened three new kiosks, christened “VOE GOL”, in the Itaquera, Sé and Luz subway stations, as well as a new store in the Shopping Mais mall in Santo Amaro, all in the city of São Paulo. Positioned in strategic locations in the stations, the new points of sale will be run by GOL employees who have been specially trained to meet the profile of the typical subway user. Members of the public will not only be able to buy tickets at the kiosks, they will also be able to alter or cancel their reservations and clear up any doubts they may have about air travel.

        At the end of the quarter, GOL consolidated its low-cost positioning by announcing two important initiatives aimed at reducing costs and generating administrative and operating synergies in 2011 as: (i) the conclusion of negotiations for the early return of two of the Company’s six remaining B767s, which  were used for long-haul charter flights until the end of March 2011. This will reduce operating expenses by around R$20mm p.a. as of the second half of the year; and (ii) the completion of a series of projects begun in 2010 to improve operations, that will reduce the Company’s annual costs and expenses by approximately R$45mm.

        In April 2011, GOL announced dividend payments of R$50.9mm (R$0.19 per share) on 2010 net income of R$214.2mm, net of the legal reserve. The table below summarizes the main payment details,  which are also available on GOL's investor relations website, www.voegol.com.br/ir.

Dividend Payments	Fiscal year 2011
Total dividends	R$50.9 millions
Amount per share / ADR	R$0.19 cents
Record date	05.04.2011
Ex-rights date	05.05.2011
Payment date	06.22.2011

Management Comments

On January 15, 2011, GOL completed 10 years of operations, surpassing the mark of 160 million passengers carried, popularizing Brazilian air transport, driving demand with low fares through its low-cost, low-fare model, while at the same time offering a series of new services and entering into several partnerships. As a result, it has become one of the world’s most profitable airlines.

In January 2011, demand on the Company’s total route network reached its highest level and in March it recorded its best operating performance since 2005. These achievements reflected Brazil’s favorable economic scenario, the continuous increase in demand and GOL’s own, competitive advantages, including the best domestic market positioning, increased flight frequency and regularity in the country’s leading airports, higher productivity, with an aircraft utilization rate of more than 13.0 block hours/day, innovation in new cost-reduction initiatives and dynamic fare management. GOL is positioned to maintain its competitive advantage and profitability, with another year of consistent growth.

These results and the challenges that lie ahead were and will be only achieved thanks to the dedication of the Company’s employees (the “Team of Eagles”), who will play a crucial role in ensuring that GOL remains competitive and fixed firmly on its sustainable growth trajectory.

Constantino de Oliveira Junior Founder and CEO of GOL Linhas Aéreas Inteligentes S.A.

Operating Performance

Total System	1Q11	1Q10	Var.%	4Q10	Var.%
ASK - GOL (billions)	11.9	11.2	6.4%	11.7	1.5%
ASK - Industry (billions)	36.0	31.5	14.3%	35.4	1.7%
RPK - GOL (billions)	8.6	7.8	9.7%	8.3	3.3%
RPK - Industry (billions)	26.5	22.7	17.1%	25.8	3.0%
Load Factor - GOL (%)	72.4%	70.2%	+2.1 pp	71.1%	+1.3 pp
Load Factor - Industry (%)	73.7%	71.9%	+1.8 pp	72.8%	+0.9 pp
Domestic Market	1Q11	1Q10	Var.%	4Q10	Var.%
ASK - GOL (billions)	10.5	10.0	5.1%	10.5	0.7%
ASK - Industry (billions)	27.7	24.2	14.3%	27.3	1.3%
RPK - GOL (billions)	7.8	7.1	9.0%	7.4	4.1%
RPK - Industry (billions)	20.1	17.2	17.0%	19.4	3.7%
Load Factor - GOL (%)	73.5%	70.9%	+2.6 pp	71.1%	+2.4 pp
Load Factor - Industry (%)	72.8%	71.1%	+1.7 pp	71.1%	+1.7 pp
International Market	1Q11	1Q10	Var.%	4Q10	Var.%
ASK - GOL (billions)	1.3	1.1	18.0%	1.2	8.1%
ASK - Industry (billions)	8.3	7.3	14.2%	8.1	3.0%
RPK - GOL (billions)	0.8	0.7	16.0%	0.9	-3.7%
RPK - Industry (billions)	6.4	5.4	17.3%	6.3	0.8%
Load Factor - GOL (%)	62.9%	64.0%	-1.1 pp	70.6%	-7.7 pp
Load Factor - Industry (%)	76.9%	74.8%	+2.0 pp	78.6%	-1.7 pp

Data from the Brazilian Civil Aviation Authority (ANAC): adjusted in accordance with the new methodology adopted as of October 2010.

Advanced Comparative Data  – ANAC

In October 2010, ANAC altered its method for calculating monthly traffic information (Official Letter no. 11/2010/GEAC/SRE/ANAC) and republished the data for the periods subsequent to January 2009. All the 2010 operational data reflect the new methodology, and may not be entirely comparable to the figures disclosed at that time. According to ANAC, the changes were designed to align the data with the concepts adopted by the International Civil Aviation Organization (ICAO). The alteration was necessary because Brazil has joined the ICAO’s statistical program and supplies the latter’s database with several industry data. The changes in the methodology refer to the calculation of ASK (seat supply) and the classification of domestic legs of international flights, which are now considered to be part of the domestic market. ANAC announced that it will republish the 2008 information at a later date.

Demand and Load Factor

In the first quarter, demand on GOL’s total route network reached its highest ever level, moving up by 9.7% over 1Q10 and by 3.3% over 4Q10, once again due to the greater share of Brazil’s emerging middle class in the leisure segment of the air transport market. As a result, GOL recorded a load factor of 72.4% (2.1 p.p. up on 1Q10 and 1.3 p.p. more than 4Q10), the Company’s best period operating performance since 2005.

Domestic market

GOL’s domestic demand increased by 9.0% over 1Q10, chiefly due to: (i) Brazil’s positive economic scenario; (ii) dynamic fare management, which allowed the company to increase fares in January (peak of the 1Q11 high season), offsetting the low fares in February and March so as to maintain load factors above 70% for the quarter, keeping RASK at high levels; and (iii) higher regional market flight frequencies between the periods. In comparison with 4Q10, demand increased by 4.1% due to the same factors.

As a result, the domestic load factor stood at 73.5%, 2.6 p.p. above the 70.9% recorded in 1Q10 and 2.4 p.p. more than the 71.1% reported in 4Q10, GOL’s highest ever first-quarter figure.

International Market

Demand on GOL’s international route network grew by 16.0% over the first three months of 2010, chiefly due to: (i) the larger number of international destinations (Punta Cana, Barbados, St. Maarten and the Jorge Newbery Airport in Buenos Aires); (ii) the increase in international operations with partner companies through code-share agreements; (iii) partnerships with travel agencies to sell blocks of aircraft seats; and (iv) the 2.3% appreciation of the Real  against the Dollar, which helped boost tourism growth in the Southern Cone and Caribbean regions.

In comparison with 4Q10, international market demand fell by 3.7% due to adjustments to the route network involving flights to Bogota in January 2011 (as disclosed in the monthly traffic release) and the smaller share of international flights in the total route network due to Carnival, which pushed up domestic traffic.

Supply

GOL’s is maintaining its strategy of responsible capacity additions and the 6.4% growth in supply is lower when compared to the industry’s 14.6% upturn year-over-year. This increase was due to: (i) the larger average number of aicraft in operation (operational fleet);  (ii) the higher fleet utilization rate (13.3 block hours/day in 1Q11 versus 13.0 block hours/day in 1Q10); (iii) the 3.9%  increase in the average stage length (930 km in 1Q11, versus 895 km in 1Q10); (iv) the change in fleet profile (replacement of B737-300s with B737-800s, with more seats); (v) the reactivation of B767 aircraft for use on international charter flights in order to meet growing demand in this segment; and (vi) GOL’s higher number of regional, national and international destinations (Bauru, Montes Claros, Punta Cana, Barbados, St. Maarten and the Jorge Newbery Airport in Buenos Aires).

GOL’s conservative strategy of capacity management, which allows to optimize load factors, maintain its competitive pricing policy, maximize aircraft utilization rates, reduce unit costs (CASK ex-fuel) and, consequently, generate higher operating margins.

Yields

Adjusted yields totaled 19.83 cents (R$) in 1Q11, 0.9% below the 20.01 cents (R$) recorded in 1Q10 and 2.9% less than the 20.42 cents (R$) reported in 4Q10, chiefly due to GOL’s strategy of: (i) focusing on PRASK growth; (ii) maximizing aircraft load factors in order to encourage Brazil’s new emerging middle class to use air transport; and (iii) to the fact that Carnival fell in March this year, extending the leisure travel season and driving demand for flights from the South to the Northeast of Brazil.

Operating Data	1Q11	1Q10*	Var.%	4Q10*	Var.%
Revenue Passengers (000)	8,595	8,005	7.4%	8,964	-4.1%
Revenue Passengers Kilometers (RPK) (mm)	8,591	7,834	9.7%	8,315	3.3%
Available Seat Kilometers (ASK) (mm)	11,875	11,158	6.4%	11,699	1.5%
Load Factor	72.3%	70.2%	+2.1pp	71.1%	+1.3pp
Break-Even Load Factor (BELF	64.9%	62.4%	+2.5pp	61.1%	+3.8pp
Aircraft Utilization (Block Hours.Day)	13.3	13.0	3.0%	13.0	2.7%
Average Fare (R$)	198.2	195.9	1.2%	189.4	4.7%
Yield per Passenger Kilometer, Net(R$ cents)	19.83	20.01	-0.9%	20.42	-2.9%
Passenger Revenue per ASK, Net (PRASK) (R$ cents)	14.35	14.05	2.1%	14.51	-1.1%
Operating Revenue per ASK, Net (RASK) (R$ cents)	15.96	15.50	3.0%	15.98	-0.1%
Operating Cost per ASK (CASK) (R$ cents)	14.34	13.79	4.0%	13.74	4.3%
Operating Cost, Excluding Fuel, per ASK (R$ cents)	8.70	8.85	-1.6%	8.75	-0.5%

Departures	75,614	72,531	4.3%	74,911	0.9%
Average Stage Lenght (km)	930	895	3.9%	910	2.3%
Average Number of Operating Aircraft	111.0	107.9	2.9%	110.0	0.9%
Fuel Consumption (mm liters)	382	360	6.0%	377	1.2%
Number of Employees at Period End	18,706	18,235	2.6%	18,776	-0.4%
Average Exchange Rate (1)	1.67	1.80	-7.4%	1.70	-1.7%
End of Period Exchange Rate (1)	1.63	1.78	-8.6%	1.67	-2.3%
Inflation (IGP-M) (2)	2.4%	2.8%	-0.3pp	3.2%	-0.8 pp
Inflation (IPCA) (3)	2.4%	2.1%	+0.4pp	2.2%	+0.2 pp
WTI (avg. per barrel, US$) (4)	94.60	78.88	19.9%	85.24	11.0%
Gulf Coast Jet Fuel Cost (avg. per liter, US$)(4)	0.75	0.54	37.8%	0.62	21.0%

 Sources: (1) Brazilian Central Bank (2) FGV (3) IBGE (4) Bloomberg

 (*) The 1Q10 and 4Q10 operating data were recalculated in accordance with the new methodology of calculation of statistical manual introduced by DCA 2010 Manual (circular letter No. 11/2010/GEAC/SRE/ANAC), published and in force since October 2011 .

Adjusted Net Revenue

Net revenue totaled R$1,895.7mm in 1Q11, 9.6% up on the R$1,729.8mm recorded in 1Q10, and 1.4% more than the R$1,869.8mm reported in 4Q10, as shown below:

Net Revenue Breakdown (R$ MM)	1Q11	1Q10	Var.%	4Q10	Var.%
Net Revenue	1,895.7	1,729.8	9.6%	1,869.8	1.4%
Passenger	1,703.8	1,567.9	8.7%	1,698.0	0.3%
Ancilliary	191.9	161.9	18.5%	171.9	11.6%

First-quarter passenger revenue came to R$1,703.8mm, 8.7% more than the R$1,567.9mm posted in the same period last year, fueled by the 9.7% increase in demand and the 2.1 p.p. growth in the load factor, partially offset by the 0.9% decline in yields. In comparison with 4Q10, passenger revenue edged up by 0.3%, also due to the 2.9% reduction in yields, which was offset by the 3.3% increase in demand and the 1.3 p.p. upturn in the load factor.

Ancillary revenue (cargo, flight rebooking, excess baggage, on-board sales, etc.) increased by 18.5% year-on-year, accounting for 10.1% of total first-quarter net revenue, versus 9.4% in 1Q10 and 9.2% in 4Q10. This result was mainly due to: (i) the hefty 94% increase in revenue from the Smiles mileage program (whose share of net revenue increased from 2%, in 1Q10, to 3% in 1Q11) thanks to the higher volume of mileage sales to partners and the higher number of code-share agreements entered into between the periods; (ii) the 17.5% upturn in cargo revenue (whose share of net revenue increased from 3%, in 1Q10, to 4% in 1Q11); (iii) the roughly 36% upturn in Buy-on-Board revenue year-over-year; and (iv) the approximately 44% increase in no-show and rebooking fee revenue due to the larger operating volume.

In comparison with 4Q10, ancillary revenue moved up by 11.6%, chiefly due to: (i) the increase in no-show and rebooking fee revenue also due to the 3.3% upturn in demand between the periods; and (ii) 37% increase in Buy-on-Board revenue.

RASK (revenue per available seat kilometer) grew by 3.0% year-on-year, from 15.50 cents (R$), in 1Q10, to 15.96 cents (R$) in 1Q11, due to the 9.7% increase in demand and the 18.5% upturn in ancillary revenues, which also pushed up net revenue by 9.6%, partially offset by the 6.4% capacity increase and the 3.4% decline in yields. Compared to 4Q10, RASK remained virtually flat, dipping by 0.1% given that the 2.9% decline in yields and the 1.5% capacity increase were offset by the 3.3% upturn in demand and the 11.6% growth in ancillary revenue.

Adjusted Operating Costs and Expenses

Operating Expenses (R$MM)	1Q11	1Q10	Var.%	4Q10	Var.%
Aircraft Fuel	(669.1)	(551.0)	21.4%	(584.6)	14.4%
Salaries, Wages and Benefits	(359.4)	(284.4)	26.4%	(343.9)	4.5%
Aircraft Rent	(128.2)	(149.8)	-14.4%	(138.9)	-7.7%
Sales and Marketing	(91.9)	(82.1)	11.8%	(106.8)	-14.0%
Landing Fees	(85.1)	(78.1)	9.0%	(92.9)	-8.4%
Aircraft and Traffic Servicing	(108.6)	(99.1)	9.6%	(116.4)	-6.7%
Maintenance, Materials and Repairs	(79.3)	(137.0)	-42.1%	(54.6)	45.3%
Depreciation and Amortization	(90.2)	(63.8)	41.4%	(74.2)	21.5%
Other Costs and Expenses	(90.8)	(93.0)	-2.4%	(95.5)	-5.0%
Total Operating Expenses	(1,702.6)	(1,538.4)	10.7%	(1,607.9)	5.9%
Operating Expenses Ex-Fuel	(1,033.6)	(987.4)	4.7%	(1,023.3)	1.0%

Operating costs totaled R$1,702.6mm in the quarter, 10.7% up on 1Q10, mainly due to: (i) the 19.9% increase in the WTI oil price and the 6.0% upturn in fuel consumption (as a result of the 4.3% period growth in the number of departures and the 2.1 p.p. upturn in the load factor); (ii) higher salaries, wages and benefits due to the 8.75% pay rise and the conclusion of projects to improve operations (as disclosed in a press release); (iii) variable costs directly related to the Company's operations (expenses from commissions on sales, handling, aircraft cleaning, landing fees, navigational assistance and other expenses); and (iv) the upturn in depreciation and amortization expenses due to the change in accounting practices at the end of 1Q10 (as disclosed in 1Q10 earnings release), as well as the larger number of aircraft under financial leasing.

In comparison with the previous quarter, operating costs rose by 5.9%, chiefly due to: (i) the 14.4% upturn in fuel expenses as a result of the 11.0% increase in the WTI oil price and the 1.2% growth in fuel consumption; (ii) higher salaries, wages and benefits due to payment of the diference between the partial 6.0% pay rise applied in 4Q10 and the 8.75% rise obtained through the collective bargaining agreement in January 2011 applied retroactively to December’s wages and the 13th salary bonus; and (iii) higher expenses in the maintenance, materials and repairs and depreciation and amortization lines.

Operating Expenses per ASK*	1Q11	1Q10	Var.%	4Q10	Var.%
Aircraft Fuel	(5.63)	(4.94)	14.1%	(5.00)	12.7%
Salaries, Wages and Benefits	(3.03)	(2.55)	18.7%	(2.94)	3.0%
Aircraft Rent	(1.08)	(1.34)	-19.6%	(1.19)	-9.0%
Sales and Marketing	(0.77)	(0.74)	5.1%	(0.91)	-15.2%
Landing Fees	(0.72)	(0.70)	2.4%	(0.79)	-9.7%
Aircraft and Traffic Servicing	(0.91)	(0.89)	3.0%	(1.00)	-8.1%
Maintenance, Materials and Repairs	(0.67)	(1.23)	-45.6%	(0.47)	43.2%
Depreciation and Amortization	(0.76)	(0.57)	32.9%	(0.63)	19.7%
Other Operating Expenses	(0.76)	(0.83)	-8.3%	(0.82)	-6.4%
Total CASK	(14.34)	(13.79)	4.0%	(13.74)	4.3%
CASK excluding fuel expenses	(8.70)	(8.85)	-1.6%	(8.75)	-0.5%

* CASK = operating costs and expenses divided by ASK, expressed in cents(R$)

Operating costs per ASK (CASK) totaled 14.34 cents (R$) in 1Q11, 4.0% up on the 13.79 cents (R$) reported in 1Q10 and 4.3% more than the 13.74 cents (R$) posted in 4Q10, mainly as a result of the higher CASK from wages, salaries and benefits, fuel, and depreciation and amortization.  However, there was again some dilution of unit costs when compared to the nominal variations due to the company’s increased productivity (3.0% upturn in the aircraft utilization rate), resulting in a 6.4% capacity increase over 1Q10 and a 1.5% upturn over 4Q10.

CASK excluding fuel expenses (CASK ex-fuel) amounted to 8.70 cents (R$), 1.6% down on the 8.85 cents (R$) reported in the same quarter last year, due to: (i) the 3.0% increase in the aircraft utilization rate to 13.3 block hours/day, which contributed to the 6.4% upturn in capacity, diluting nominal costs; and (ii) the 45.6% reduction in CASK from maintenance, materials and repairs and aircraft leasing, which fell by 45.6% and 19.6% respectively.  In comparison with 4Q10, CASK ex-fuel dipped by 0.5%, due to: (i) the 2.7% increase in aircraft utilization; (ii)  lower CASK from aircraft leasing, sales and marketing, landing fees, aircraft and traffic servicing and other operating expenses; and (iii) higher CASK from fuel, salaries, wages and benefits, maintenance, materials and repairs and depreciation and amortization.

Aircraft fuel costs accounted for 39.3% of total operating costs and expenses, totaling R$669.1mm in the quarter. In the year-on-year comparison, there was a 21.4% increase, due to: (i) the 19.9% growth in the average WTI oil price (partially offset by the average 7.4% period depreciation of the Dollar against the Real); and (ii) the 6.0% upturn in fuel consumption as a result of increased operations (exemplified by the higher number of arrivals and departures, increased load factors and more hours flown). Compared to 4Q10, fuel costs increased by 14.4%, due to: (i) the 11.0% average upturn in WTI prices; and (ii) the 1.2% growth in fuel consumption (also due to higher operational volume and the 1.3 p.p. increase in load factors). In per-ASK terms, these costs rose by 14.1% and 12.7% over 1Q10 and 4Q10, respectively.

Salaries, wages and benefits came to R$359.4mm in 1Q11, 26.4% up on 1Q10, chiefly due to: (i) the impact of the 8.75% pay rise on the 2011 payroll; and (ii) the increase in flight crew bonuses due to the 5.0% upturn in the number of hours flown by the Company.

In comparison with 4Q10, salaries, wages and benefits grew by 4.5%, for the same reasons mentioned above and the payment of the 2.75% difference between the 6.0% partial provision for wages, salaries and benefits in 4Q10 and the final 8.75% agreement approved in January 2011 and applied retroactively to wages in December 2011 and the 13th salary bonus. In per-ASK terms, there was a dilution of nominal costs, with 18.7% and 3.0% increases over 1Q10 and 4Q10, respectively.

Aircraft leasing costs totaled R$128.2mm, 14.4% down year on year, due to: (i) the average 7.4% period depreciation of the Dollar against the Real; (ii) the higher number of aircraft under financial leasing (39 in 1Q11 versus 35 in 1Q10); and (iii) the return of the five remaining B737-300s under operational leasing in the second quarter of 2010.

In comparison with 4Q10, leasing costs fell by 7.7%, due to the average 1.7% period appreciation of the Dollar against the Real  and R$11.0mm in non-recurring expenses from the accounting reconciliation of aircraft returned throughout 2010 recognized in 4Q10. In per-ASK terms, there was a higher dilution of leasing expenses, with respective reductions of 19.6% and 9.0% over 1Q10 and 4Q10.

Sales and marketing expenses came to R$91.9mm, 11.8% up on 1Q10 due to higher expenses with sales incentives thanks to the increase in sales volume, partially offset by the elimination of ticket sale commissions for travel agents as of February 2010.

In comparison with the previous quarter, there was a reduction of 14.0%, chiefly due to expenses from GOL's new advertising campaign. In per-ASK terms, these expenses increased by 5.1% over 1Q10 and fell by 15.2% over 4Q10.

Landing fees totaled R$85.1mm in 1Q11, 9.0% more than the R$78.1mm recorded in 1Q10, due to: (i) the 4.3% upturn in the number of departures; (ii) the larger number of operations in international airports in South America with B767 aircraft (higher unit costs than domestic flights with B737s); and (iii) the impact of Infraero’s new landing fee charging methodology. This increase was partially offset by the average 7.4% depreciation of the Dollar against the Real between the periods (with an impact on international landing fees).

Compared to 4Q10, these fees fell by 8.4%, due to: (i) non-recurring landing fee payments in Congonhas airport of approximately R$6mm, due to the reconciliation of 2010 fees with Infraero; and (ii) the 34.2% reduction in the number of international arrivals and departures (whose fees are higher than domestic oones), due to the fact that Carnival fell in March, which increased domestic traffic and flights from the South to the Northeast of Brazil. In per-ASK terms, these fees moved up by 2.4% year-on-year and fell by 9.7% over 4Q10.

Aircraft and traffic servicing expenses totaled R$108.6mm, 9.6% up on 1Q10, due to: (i) the increase in operational volume (4.2% upturn in arrivals and departures); (ii) higher in-flight service expenses, due to the increase in on-board sales, and expenses from technological improvements (remote check-in and on-board entertainment, among others); and (iii) the 12.6% increase in handling expenses due to higher operational volume and the impact of the pay rise on the cost of these services.

In comparison with the previous quarter, these expenses fell by 6.7% due to: (i) the 34.3% decline in the number of international arrivals and departures, which are costlier than domestic ones; and (ii) the non-recurring reversal, in 4Q10, of R$5mm related to an operating control software (Optima), as disclosed in the 4Q10 release. In per-ASK terms, these expenses increased by 3.0% over 1Q10 and fell by 8.1% over 4Q10.

Maintenance, materials and repairs came to R$79.3mm, 42.1% down on the R$137.0mm recorded in 1Q10, due to: (i) non-recurring expenses in the previous year arising from the fleet renovation plan, with the return of six B737-300s and the reactivation of five B767s for charter operations; (ii) the lower number of engine removals for maintenance between the quarters; and (iii) the average 7.4% depreciation of the Dollar against the Real, given that most of these expenses are in foreign currency.

In comparison with 4Q10, these expenses increased by 45.3%, due to: (i) increased writeoffs of parts and accessories as a result of scheduled stoppages for engine and APU (auxiliary power unit) maintenance (six removals in 4Q10 versus nine in 1Q11); and (ii) R$5.0mm in expenses from the return of two B767-300s at the end of March 2011. In per-ASK terms, these expenses declined by 45.6% over 1Q10 and moved up by 43.2% over 4Q10.

Depreciation and amortization expenses totaled R$90.2mm in 1Q11, 41.4% up on the R$63.8mm reported in 1Q10, due to: (i) the higher number of aircraft under financial leasing (39 in 1Q11, versus 35 in 1Q10); and (ii) the quarterly effect of the change in the Company’s estimate for the depreciation of maintenance costs for engines (as discussed in the 1Q10 release), which only began in March 2010.

Compared to 4Q10, these expenses increased by 21.5%, due to: (i) the beginning, in January 2011, of the amortization of the Smiles mileage program’s new Siebel system, implemented at the end of 2010, in the amount of R$2.3mm; and (ii) the upturn in the depreciation of the estimated reconfiguration costs of aircraft without a purchase option that will be incurred on their return, as well as costs from improvements related to contractually-established major engine maintenance totaling around R$13mm. In per-ASK terms, these expenses rose by 32.9% and 19.7% over 1Q10 and 4Q10, respectively.

Other operating expenses (mainly crew travel, accommodation and daily expenses, direct passenger expenses, equipment leasing, aircraft insurance and general and administrative expenses) totaled R$90.8mm in 1Q11, 2.4% and 5.0% down on 1Q10 and 4Q10, respectively, mainly due to: (i) lower crew travel, accomodation and attendance expenses, as a result of the decline in the number of international arrivals and departures by 33.0% and 34.2% over 1Q10 and 4Q10, respectively; and (ii) lower aircraft insurance expenses due to the appreciation of the Real against the Dollar. In per-ASK terms, these expenses fell by 8.3% and 6.4% compared to 1Q10 and 4Q10, respectively.

Adjusted Operating Result *

Operating Results (R$ MM)	1Q11	1Q10	Var.%	4Q10	Var.%
EBIT	193.1	191.4	0.9%	261.9	-26.3%
Margin	10.2%	11.1%	-0.9 pp	14.0%	-3.8 pp
per ASK	1.63	1.72	-5.2%	2.24	-27.4%
EBITDA	283.3	255.2	11.0%	336.1	-15.7%
Margin	14.9%	14.8%	+0.2 pp	18.0%	-3.0 pp
per ASK	2.39	2.29	4.3%	2.87	-17.0%
EBITDAR	411.5	405.0	1.6%	475.0	-13.4%
Margin	21.7%	23.4%	-1.7 pp	25.4%	-3.7 pp
per ASK	3.47	3.63	-4.5%	4.06	-14.7%

The 1Q11 operating result (EBIT) totaled R$193.1mm, with a 10.2% margin, 0.9 p.p. below the 11.1% margin reported in 1Q11 and 3.8 p.p. less than the 14.0% recorded in 4Q10. The Company continues to focus on increasing access to air transport on the part of Brazil’s emerging middle class through dynamic fare management (which offers benefits to passengers who buy their tickets in advance). In addition, domestic demand reached record levels in 1Q11, with high load factors, greater operational productivity and the predominance of leisure travel, characterized by a longer average stage length and more competitive yields. The 1Q11 operating margin was also impacted by the upturn in fuel prices and the Company’s efforts to reduce costs and obtain operating synergies (see the press release on operational synergies and the return of B767 aircraft).

The 1Q11 operating margin was impacted by the upturn in fuel prices and the Company’s efforts to reduce costs and obtain operating synergies.

EBITDAR stood at R$411.5mm, with an EBITDAR margin of 21.7%, 1.7 p.p. below the 23.4% reported in 1Q10 (on EBITDAR of R$405.0mm) and 3.7 p.p. down on the 25.4% recorded in 4Q10 (on EBITDAR of R$475.0mm).

Hedge Result

The Company records derivative financial instruments in accordance with IAS 39 ― Financial Instruments: Recognition and Measurement.

Hedge Results (R$ MM) 1Q11	WTI	Foreign Exchange	Interest Rate	Total
Subtotal – Designated for Hedge Accounting	(4.4)	(20.4)	-	(24.8)
Subtotal – Non-designated for Hedge Accounting	-	(5.8)	-	(5.8)
Total	(4.4)	(26.2)	-	(30.6)
OCI (net of taxes)	33.6	-	(7.3)	26.3

*OCI (other comprehensive income) differs from net income and generally comprises unrealized gains or losses from a variety of sources, including securities classified as available for sale, and derivative operations classified as cash flow hedges or net foreign investment hedges.

In the first quarter of 2011, the Company recognized a net loss from effective hedge operations of R$30.6mm (dealt with in more detail in the Financial Result section), with a negative cash impact of R$23.3mm in the same period.

* EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non-USGAAP measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income in accordance with IFRS and BR GAAP, or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

The Company believes that EBITDAR, equivalent to EBITDA before expenses from aircraft leasing (denominated in dollars) is a useful indicator of airline operating performance. In the specific case of GOL and the air transport sector, a substantial number of aircraft are leased, representing a material cost item. EBITDAR therefore indicates the capacity to cover such costs, as well as facilitating comparisons with other companies in the sector.

Fuel: fuel consumption hedge transactions, which are effected through crude oil (WTI) derivative contracts, generated losses of R$4.4mm in the quarter. Of this total, gains of R$0.8mm from contracts maturing in 1Q11 and losses of R$5.2mm from contracts maturing in the future, but which were booked in advance under the financial result, were considered ineffective for hedge accounting purposes.

Foreign exchange: foreign exchange hedge transactions generated a net loss of R$20.4mm, booked under the financial result. Of this total, losses of R$58,000 originated from contracts maturing in 1Q11 (accrual basis), losses of R$51,000 arose from contracts maturing in the future, but which were booked in advance, and losses of R$20.3mm referred to future Dollar contracts designated as a fair value hedge. The company also reported a R$5.8mm loss booked under financial expenses referring to Dollar x CDI swaps contracted to protect dollar-indexed debts against the exchange variation, which were not considered effective for hedge accounting purposes.

Interest: in 1Q11 the Company contracted future swaps as hedge against future aircraft leasing payments; these contracts were considered effective for cash flow hedge accounting purposes and their negative market value of R$7.3mm at the end of the quarter was recorded under OCI and will be booked in the income statement as the hedge events occur.

Hedge Operations – Mark to Market Value	2Q11	3Q11	4Q11	1Q12	Total
Fuel
Notional Volume in Barrels ('000)	1,661	1,336	488	219	3,704
Price per Barrel (US$) *	96.72	99.84	97.26	112.32	98.84
Mark-to-Market Value (R$MM) **	261,643	217,241	77,303	40,062	596,249
Foreign Exchange
Notional Value in US$ MM	9,000	-	-	-	9,000
Agreements Average Exchange Rate	2.025	-	-	-	2.025
Total in R$MM	18.2	-	-	-	18.2

 * Weighted average of derivative strikes.  Average for cap prices only.

** On 03/31/2010, the exchange rate was R$1.6287 / US$1.00.

GOL adopts a hedging policy in order to protect the Company against market fluctuations in fuel prices, exchange rates and interest rates that can substantially harm its operational competitiveness. In order to perform this task, the Company has a Financial Risk Policy Committee, comprising certain members of the Board, an external consultant, and senior executives. The committee meets quarterly to monitor and set 24-month targets on a rolling basis. The committee can also meet extraordinarily if any of its members calls a meeting. Management builds its hedge position based on these decisions.

The vast majority of the financial instruments used for hedging purposes consist of WTI and Dollar call options, foreign exchange and CDI swaps, and fixed and floating interest rate swaps. GOL focuses on simplified derivative structures, aiming to reduce its operating risks and ensure as much compliance as possible with the targets established in its annual budget.

The tables below show the sensitivity analysis on March 31, 2011 and 2010, and the impacts of the price of financial instruments on the Company's annual result and on its shareholders' equity, based on the scenarios described below:

Fuel: 10 p.p. increase and reduction in the price of fuel, all other variables remaining constant;

(R$ MM)	March 31, 2011		March 31, 2010
	Effect on net income before income taxes	Effect on shareholders’ equity	Effect on net income before income taxes	Effect on shareholders’ equity
+10	(66.3)	(14.1)	(59.3)	(30.5)
-10	66.3	18.7	59.3	38.5

Dollar exchange rate: 10 p.p. increase and reduction in the dollar exchange rate, all other variables remaining constant;

(R$ MM)	March 31, 2011		March 31, 2010
	Effect on net income before income taxes	Effect on shareholders’ equity	Effect on net income before income taxes	Effect on shareholders’ equity
+10	(87.3)	(57.6)	(77.3)	(43.5)
-10	87.3	57.6	77.3	44.9

Interest rate - Libor: 10 p.p. increase and reduction in the Libor rate, all other variables remaining constant;

(R$ MM)	March 31, 2011		March 31, 2010
	Effect on net income before income taxes	Effect on shareholders’ equity	Effect on net income before income taxes	Effect on shareholders’ equity
+10	-	9.4	(0.1)	(0.0)
-10	-	(10.3)	0.1	0.0

Adjusted Net Financial Result

The 1Q11 net financial result was an expense of R$21.3mm versus an expense of R$133.7mm in 1Q10 and an expense of R$44.2mm in 4Q10.

Financial Result (R$ MM)	1Q11	1Q10	Var.%	4Q10	Var.%
Interest Expenses	(89.0)	(79.3)	12.2%	(93.4)	-4.7%
Finance Leases	(21.6)	(22.9)	-5.5%	(21.2)	1.9%
Other Interest Expenses	(67.4)	(56.4)	19.4%	(72.2)	-6.7%
Exchange Variation	65.1	(59.0)	nm	44.3	46.9%
Interest and Investment Income	36.6	22.4	63.3%	34.4	6.3%
Hedge Results	(30.6)	(17.8)	72.3%	(26.5)	15.5%
Other	(3.4)	(0.1)	3,250.0%	(3.0)	11.7%
Net Financial Results	(21.3)	(133.7)	-84.1%	(44.2)	-51.8%

Interest expenses totaled  R$89.0mm, 12.2% up on 1Q10, chiefly due to: (i) higher interest expenses from the senior notes issued in July 2010 and maturing in 2020; (ii) interest expenses from the R$600mm debenture issue launched at the end of September 2010; and (iii) the larger number of aircraft classified under financial leasing (39 in 1Q11, versus 35 in 4Q10), partially offset by the average 7.4% appreciation of the Real against the Dollar.

In comparison to 4Q10, these expenses fell by 4.7%, chiefly due to: (i) the 6.7% reduction in local currency debt (BNDES, BNDES-Safra and BDMG) due to period amortizations; and (ii) the 2.3% appreciation of the Real (end of period), affecting interest payments on the foreign-currency debt, which closed 1Q11 at R$2,866.3mm.

The foreign exchange and monetary variation generated revenue of R$65.1mm in 1Q11, versus a R$59.0mm expense in 1Q10, mainly due to the impact of the 2.3% appreciation of the Dollar on the Company’s foreign-currency debt (79.5% of its total debt). The increase compared to 4Q10, when the exchange and monetary variation generated revenue of R$44.3mm, is due to the higher appreciation of the Real against the Dollar at the end of that period (2.3% in 1Q11 versus 1.7% in the previous quarter).

Interest and investment income came to R$36.6mm in 1Q11, 63.3% up on the R$22.4mm recorded in 1Q10, due to: (i) the upturn in the CDI interbank rate on fixed-income investments; and (ii) financial gains from increased investments of the Company’s cash position, which is already equivalent to 25.9% of LTM net revenue. Interest and investment income increased by 6.3% over the R$34.4mm recorded in 4Q10, also due to the upturn in the CDI rate, which generated higher yields from financial investments.

Other financial expenses totaled R$3.4mm in 1Q11, versus R$0.1mm in 1Q10, due to higher expenses from banking commissions related to the senior notes issued in July 2010 and maturing in 2020 and the 4th debenture issue, which are recognized along the debt’s validity period. Compared to the R$3,0mm reported n 4Q10, this line remained flat.

Adjusted Income Tax

Income taxes (R$)	1Q11	1Q10	Var.%	4Q10	Var.%
Current Income Tax	(4.1)	(32.4)	-87.4%	(34.4)	-88.1%
Deferrend Income Tax	(57.2)	(1.3)	4,236.7%	(51.2)	11.5%
Net Financial Results	(61.3)	(33.8)	81.5%	(85.6)	-28.5%

Total 1Q11 income tax was an expense of R$61.3mm, versus an expense of R$33.8mm in 1Q10. This 81.5% increase was mainly due to the combined effect of the realization of tax losses and negative basis of social contribution on net income. Additionaly, there is the addition of four aircraft under financial leasing (39 in 1Q11 versus 35 in 1Q10) and the appreciation of the Real against the Dollar in the quarter, generating temporary differences on the exchange variation of these financial leasing operations. This increase was offset by the 87.4% decline in the current income tax line due to the reduction in taxable income calculated in accordance with Law 6404/76.

In comparison with the previous quarter, the 88.1% decline in the current income tax line was also caused by the decrease in taxable income, while the increase in the deferred income tax line was also associated with the appreciation of the Real against the Dollar and its effect on the exchange variation in financial leasing operations.

Adjusted Net Result

GOL posted net income of R$110.5mm in 1Q11, versus R$23.9mm in 1Q10, the increase being chiefly due to: (i) the 9.7% upturn in demand, with a 2.1 p.p. rise in load factors, offset by the 0.9% decline in yields; (ii) higher exchange variation gains as a result of the average 7.4% appreciation of the Real against the Dollar in the quarter; and (iii) lower costs from aircraft leasing and maintenance, materials and repairs, offset by higher costs with salaries, wages and benefits, fuel and depreciation, and increased income tax expenses. In comparison with 4Q10, the reduction in net income was mainly due to: (i) higher costs associated with salaries, wages and benefits, fuel, maintenance materials and repairs, and depreciation; (ii) the 2.9% decline in yields, offset by the 3.3% upturn in demand and lower expenses from aircraft leasing and income tax.

Liquidity and Indebtedness

Total Liquidity (R$ MM)	1Q11	1Q10	Var.%	4Q10	Var.%
In Reais	2,107.6	1,814.1	16.2%	2,281.6	-7.6%
Cash Cash Equivalents and Investments	1,847.1	1,496.1	23.5%	1,978.5	-6.6%
Short Term Receivables	260.5	318.0	-18.1%	303.1	-14.1%
Liquidez Total	2,107.6	1,814.1	16.2%	2,281.6	-7.6%

The total of cash, cash equivalents and investments ended the quarter at R$1,847.1mm, 23.5% up on 1Q10 and 6.6% down on 4Q10. The reduction over the previous quarter was chiefly due to: (i) the greater use of cash to pay obligations with its fuel supplier, in view of the 11.0% average upturn in the average WTI oil price and the increase in the aircraft utilization rate (13.3 block hours/day in 1Q11); and (ii) payment to Boeing of the 1% pre-delivery deposits related to the new order of up to 30 B737-800 NGs scheduled for delivery between 2014 and 2017, as disclosed in the 3Q10 earnings release.

GOL continues to pursue its disciplined strategy of maintaining a cash balance of at least 25% of LTM net revenue, focusing on improving its liquidity ratios.

GOL continues to pursue its disciplined strategy of maintaining a cash balance of at least 25% of LTM net revenue and improving its liquidity ratios. Despite the decline in total cash, cash equivalents and investments compared to 4Q10, they are already equivalent to 5.9 times obligations due in the next 12 months (versus 2.7x in 1Q10 and 5.7x in 4Q10), and are composed as follows: (i) cash balance of R$1,825.2mm; and (ii) R$21.9mm in immediate liquidity financial assets. The current liquidity ratio (cash, cash equivalents and investments plus receivables divided by current liabilities) remained flat in relation to 4Q10 at 1.4x (however is higher than the 0.8x in 1Q10).

Short-term receivables include flight sales via credit card, receivables from the VoeFácil installment payment program, and accounts receivable from travel agencies and cargo transportation. At the end of 1Q11, these receivables totaled R$260.5mm, 18.1% down on the R$318.0mm recorded in 1Q10 and 14.1% less than the R$303.1mm reported in 4Q10, chiefly due to the larger number of discounted trade notes.

Financing Debt (R$ MM)	1Q11	1Q10	Var.%	4Q10	Var.%
Aircraft Financing	1,609.7	1,803.0	-10.7%	1,680.1	-4.2%
Finance Leases	1,609.7	1,670.4	-3.6%	1,680.1	-4.2%
PDP Facility	-	132.6	-100.0%	-	nm
Loans and Financings	1,963.9	1,408.4	39.4%	2,007.2	-2.2%
Loans and Financings (ex-perpetual notes)	1,672.4	1,090.9	53.3%	1,709.3	-2.2%
Perpetual Notes	291.5	317.5	-8.2%	297.9	-2.1%
Accumulated Interest	31.7	24.7	28.3%	53.7	-41.0%
Gross Debt	3,605.3	3,236.1	11.4%	3,741.0	-3.6%
Operating Leases (off-balance)	1,967.2	2,585.4	-23.9%	2,105.7	-6.6%
Total Loans and Financing	5,572.5	5,821.5	-4.3%	5,846.7	-4.7%

* the sum of loans and financings and the estimated total value of operational leasing contracts payable, pursuant to the financial statements.

GOL maintained its focus on deleveraging its balance sheet and eliminating the risk of having to refinance debt maturing within the next three years. On March 31, 2011, total loans and financings came to R$3,605.3mm. Long-term debt, excluding perpetual bonds that have no maturity date, had an average term of 8.1 years and an average rate of 12.2% for local-currency debt and 6.5% for dollar-denominated debt. Excluding the perpetual bonds, debt stood at R$3,313.8mm, 13.5% up on 1Q10, due to: (i) the 4th debenture issue; and (ii) the US$300mm senior notes issue in July 2010. In comparison with the previous quarter, total debt, excluding the perpetual bonds, fell by 3.8%, chiefly due to the 2.3% appreciation of the Real against the Dollar (end-of-period).

Total financial obligations, comprising the gross debt recorded in the balance sheet and projected operational leasing payments between 2011 and 2021, came to R$5,572.5mm, 4.3% down on 1Q10 mainly as a result of the 8.6% appreciation of the Dollar against the Real between the periods and the higher share of aircraft under operational leasing.  In comparison with 4Q10, total financial obligations decreased by 4.7%, due to the above-mentioned end-of-period appreciation of the Real against the Dollar.

Aircraft Financing (R$ MM)	1Q11	1Q10	Var.%	4Q10	Var.%
Short Term (Foreign Currency)	139.6	278.4	-49.9%	146.6	-4.8%
PDP Facility	-	132.6	-100.0%	-	nm
Finance Leases	139.6	145.8	-4.3%	146.6	-4.8%
Long Term Debt (Foreign Currency)	1,470.0	1,524.6	-3.6%	1,533.5	-4.1%
Finance leases	1,470.0	1,524.6	-3.6%	1,533.5	-4.1%
Total Aircraft Financing	1,609.6	1,803.0	-10.7%	1,680.1	-4.2%

At the end of 1Q11, aircraft acquisition financing totaled R$1,609.6mm, composed of financial leasing operations, which correspond to financial expenses paid periodically to the aircraft lessors with the Company’s own operating cash flow or through long-term loans, backed by the U.S. Ex-Im Bank. In comparison with 1Q10, there was a 10.7% decline, due to: (i) the settlement of the PDP facility; (ii) period amortizations; and (iii) the 8.6% decrease in the end-of-period Dollar exchange rate, partially offset by the addition of four aircraft under financial leasing. In comparison with 4Q10, aircraft acquisition financing fell by 4.2%, due to the exchange rate.

Financial Debt Schedule (R$ MM)	2011	2012	2013	2014	2015	> 2015	Total
In Reais	45.9	28.6	35.1	18.3	598.2	9.5	735.6
BDMG I e II	3.5	2.5	6.5	4.5	4.2	9.5	30.7
BNDES	14.0	4.8	-	-	-	-	18.8
BNDES-Safra	28.4	21.3	28.6	13.8	-	-	92.1
Debentures	-	-	-	-	594.0		594.0
Em Moeda Estrangeira	95.5	7.9	15.8	-	-	1,108.9	1,228.1
Working Capital	82.7	-	-	-	-	-	82.7
IFC	10.1	7.9	15.8	-	-	-	33.8
FINIMP	2.7	-	-	-	-	-	2.7
Senior Notes	-	-	-	-	-	817.4	817.4
Perpetual Bonds	-	-	-	-	-	291.5	291.5
Total	141.4	36.5	50.9	18.3	598.2	1,118.4	1,963.7
% of total in foreign currency	68%	22%	31%	0%	0%	99%	63%

Cash and Equivalents as % of LTM Adjusted Net Revenues	1Q11	1Q10	Var.%	4Q10	Var.%
Net Debt (R$ MM)	79.5%	79.2%	+0.3pp	78.7%	+0.9pp
Net Debt Excluding Perpetual Bond & PDP Facility	25.9%	24.0%	+1.9pp	28.3%	-2.5pp
Net Financial Commitments	1.758.1	1.740.1	1.0%	1,762,6	-0.3%
Adjusted Gross Debt	1.466.6	1.289.9	13.7%	1,464,7	0.1%
Adjusted Net Debt	3.725.3	4.325.4	-13.9%	3,868,3	-3.7%
Adjusted Gross Debt / Adjusted EBITDAR LTM	7.343.7	7.317.3	0.4%	7,630,6	-3.8%
Adj. Gross Debt / Adjusted EBITDAR + Interest Revenue LTM	5.496.6	5.821.1	-5.6%	5,652,1	-2.8%
Adjusted Net Debt / Adjusted EBITDAR LTM	4.8x	5.8x	-17.2%	5.0x	-4.0%
Adjusted Net Debt / Adjusted EBITDAR LTM + Interest Revenue LTM	4.4x	5.6x	-21.4%	4.6x	-4.3%
Adj. Gross Debt to Adj. Capitalization (balance sheet)	3.6x	4.6x	-21.7%	3.7x	-2.7%
Adj. Gross Debt to Adj. Capitalization (market cap)	3.3x	4.5x	-26.7%	3.4x	-2.9%
Adjusted EBITDA LTM / Adjusted Financial Expenses*	0.7x	0.7x	0.0%	0.7x	0.0%
Financial Commitments * / Adjusted EBITDAR LTM*	0.6x	0.6x	0.0%	1.1x	-45.5%
Cash and Equivalents as % of LTM Adjusted Net Revenues	2.9x	2.4x	20.8%	2.9x	0.0%
Net Debt (R$ MM)	2.5x	3.5x	-28.6%	2.5x	0.0%

1Financial commitments (gross debt + operational leasing contracts, in accordance with note 25 of the consolidated financial statements) less cash and cash equivalents and financial investments

2Gross Debt + LTM operational leasing expenses x 7

3Adjusted gross debt less and cash equivalents and financial investments

3Price of R$21.84 per share.

Loans and Financings (R$MM)	1Q11	1Q10	Var.%	4Q10	Var.%
Short Term	312.6	557.2	-43.9%	346.0	-9.6%
In Reais	49.1	205.6	-76.1%	98.1	-50.0%
Working Capital	-	185.0	nm	-	nm
BNDES	14.0	14.4	-2.5%	14.4	-2.5%
BNDES-Safra	28.4	-	nm	27.6	3.0%
BDMG	3.5	2.9	21.3%	3.4	3.2%
Interest	3.2	3.4	-6.0%	52.8	-93.9%
In Foreign Currency	263.6	351.5	-25.0%	164.2	6.3%
Working Capital	82.7	-	nm	83.8	-1.3%
PDP Facility	-	132.6	nm	-	nm
IFC Loan	10.1	51.8	-80.5%	13.9	-27.4%
FINIMP	2.7	-	nm	2.7	-0.8%
Finance leases	139.6	145.8	-4.2%	146.6	-4.8%
Interest	28.5	21.3	33.9%	0.9	3,007.1%
Long-Term	3,001.0	2,297.2	30.6%	3,097.1	-3.1%
In Reais	689.9	402.8	71.3%	700.5	-1.5%
BNDES	4.8	19.1	-75.0%	8.4	-42.9%
BNDES-Safra	63.7	-	nm	70.9	-10.2%
BDMG	27.3	9.4	191.9%	27.3	0.1%
Debentures	594.0	374.3	58.7%	593.9	nm
In Foreign Currency	2,311.2	1,894.4	22.0%	2,396.6	-3.6%
IFC Loan	23.8	-	nm	27.8	-14.5%
Finance leases	1,470.0	1.524.6	-3.6%	1.533.5	-4.1%
Senior Notes	817.4	369.8	121.0%	835.4	-2.2%
Gross Debt Including Perpetual Bonds	3,313.7	2,854.3	16.1%	3,443.1	-3.8%
Perpetual Bonds	291.5	317.5	-8.2%	297.9	-2.2%
Gross Debt	3,605.2	3,171.8	13.7%	3,741.1	-3.6%

* Some calculations may not match due to rounding up or down.

Fleet and Fleet Plan

The Company closed 1Q11 with a standardized operational fleet of 111 B737-700 and 800 NG  aircraft, with an average age of 6.1 years, and a total fleet of 125 aircraft, identical to the previous quarter.

Operating Fleet	Seats(1)	1Q11	1Q10	Var.%	4Q10	Var.%
Regular Flights
B737-300	141	-	3	(3)	1	(1)
B737-700 NG	144	40	43	(3)	40	-
B737-800 NG	177	15	18	(3)	15	-
B737-800 NG SFP	187	56	44	12	52	4
Sub Total	18.887	111	108	3	108	3
Charters	Seats(2)	1Q11	1Q10	Var.%	4Q10	Var.%
B767-300 ER	218	4	-	4	4	-
Sub Total(2)	19.759	115	108	6	112	2
Non Operating Fleet	Seats(1)	1Q11	1Q10	Var,%	4Q10	Var,%
B737-300(3)	141	3	8	(5)	3	-
B737-700 NG	144	2	0	2	2	-
B737-800 NG	177	3	5	(2)	2	2
B737-800 NG SFP	187	-	-	-	-	-
B767-300 ER (3)	218	2	6	(4)	2	-
Sub Total(4)	1.501	10	19	(9)	9	2
Total	21.437	125	127	(2)	121	4

(1) Total number of seats in 1Q11.

(2) Includes regular route network aircraft (B737s) and charter flight aircraft (B767s).

(3) The three B737-300s excluded from the operational fleet but still part of the total fleet are grounded and in the final stages of return. These aircraft are no longer a part of the Company’s total fleet in 2011.

(4) Of the six B767-300/200 aircraft, one is sub-leased to an American airline, the remaining five are operating long-haul charter flights, and two aircraft have already been negotiated for early return, as disclosed in a press release.

The Company leases its entire fleet through a combination of financial and operational leases. Out of the total of 125 aircraft, 86 were under operational leases and 39 under finance leases. GOL also has purchase options on 33 aircraft when their leasing contracts terminate.

Operating Fleet Plan	2011	2012	2013	2014	2015
B737-700 NG	40	40	40	40	40
B737-800 NG*	75	79	81	85	91
Total	115	119	121	125	131

* includes SFP (Short Field Performance) aircraft

Aircraft Payments Forecast (R$MM)	2011	2012	2013	2014	2015	>2015	Total
Pre-Delivered Deposits	164.8	392.9	468.0	434.1	352.8	65.4	1,878.0
Aircraft Acquisition Commitments	885.1	377.3	2,060.0	3,304.6	2,878.4	6,574.8	16,080.2
Total	1,049.9	770.2	2,528.0	3,738.7	3,231.2	6,640.2	17,958.2

* List prices

Capex

GOL invested R$110.7mm in 1Q11, 51% of which in the acquisition of aircraft for delivery between 2011 and 2013 (pre-delivery deposits); 43% in the purchase of parts; and 6% in bases, IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the Workshop of Wheels and Brakes). Annual capex in 2011 is estimated at between R$500mm and R$550mm.

Ownership Breakdown

	ON	%	PN	%	Total	%
Investment Fund in Volluto Participations	137,032,718	100.0	35,963,279	27.0	172,995,997	64.0
Board	16	-	2,004,542	1.5	2,004,558	0.7
Treasury Stocks	-	-	454,425	0.3	454,425	0.2
Free-Float	-	-	94,916,406	71.2	94,916,406	35.1
Total	137,032,734	100.0	133,338,652	100.0	270,371,386	100.0

1Q11 One-Off Entries

As disclosed in the press release published on May 2, 2011, in 1Q11 GOL recorded one-off entries of approximately R$120mm in its consolidated financial statements with no cash effect. These entries are substantially due to the implantation of the new revenue accounting and control of tickets issued that generated changes in the Company’s advance tickets sales balance, as well as the expenses related to the new system and the deactivation of the previous systems. Due to the nature of these changes, the effects of their incorporation are detailed below:

Pro-forma Income Statement (R$’000)	1T11 (Financial Statements)	One-off entries		1T11 (Adjusted)

Net operating revenues	1,838,962	56,760		1,895,722
Passenger	1,647,088	56,760	(a)	1,703,848
Operating Costs and Expenses	(1,760,452)	57,825		(1,702,627)
Other operating costs and expenses	(148,600)	57,825	(b)	(90,775)
Operating Result (EBIT)	78,510	114,584		193,095
EBIT Margin	4.3%	N/A		10.2%
Net Financial Result	(25,806)	4,504	(c)	(21,302)
Other	(7.854)	4,504		(3,350)
Income (loss) Before Income Taxes	52,704	119,088		171,793
Income Taxes (expense) Benefit	(20,770)	(40,490)	(d)	(61,260)
Net Income (loss)	31,934	78,598		110,533
Net Margin	1.7%	N/A		5.8%
EBITDA	168,667	114,584		283,252
EBITDA Margin	9.2%	N/A		14.9%
EBITDAR	296,911	114,584		411,496
EBITDAR Margin	16.1%	N/A		21.7%

(a) Changes in advance tickets sales balance after the implantation of a new revenue accounting system;

(b) Expenses related primarily to the implantation and the deactivation of the previous revenue accounting and Smiles mileage control systems;

(c) Monetary and foreign exchange rate variation on systems reconciliations;

(d) The tax effect of one-off entries.

Summary: 2011 Guidance

GOL revised its 2011 Guidance for some macroeconomic assumptions and operating data (as highlighted below) in view of the current scenario of increased fuel prices and the appreciation of the Real against the U.S. dollar. Given these changes, adjustments have been made in operating data of supply and demand and consumption in liters of fuel. Consequently, operating costs per ASK, excluding fuel (CASK ex-fuel) and operating margin expectations were reviewed. The other financial assumptions for 2011 were held constant:

2011 Guidance	Previous Scenario		Reviewed Scenario
	Worst	Best	Worst	Best
Brazilian GDP Growth	4.0%	5.0%	4.0%	5.0%
Domestic Demand Growth (%RPKs)	10.0%	15.0%	10.0%	15.0%
Supply and Demand Growth in Relation to GDP	0.75x	1.0x	0.75x	1.0x
Passengers Tranported (MM)	33	36	34	36
GOL Capacity (ASKs billion)	48.0	51.5	48.0	50.0
Fleet (end of period)	115	115	115	115
Yield (R$ cents)	19.5	21.0	19.5	21.0
GOL Demand (RPKs billion)	32.0	35.0	33.0	35.0
Departures (000)	315	340	315	340
CASK Ex-fuel (R$ cents)	8.9	8.5	8.7	8.3
Fuel Liters Consumed (billion)	1.50	1.65	1.55	1.65
Fuel Price (R$.liter)	1.83	1.60	2.10	2.00
Average WTI (US$.barrel)	93	82	115	100
Average Exchange Rate (R$.US$)	1.80	1.70	1.68	1.58
Operating Margin (EBIT)	11.5%	14.0%	6.5%	10.0%

Contact

Investor Relations
Leonardo Pereira
Rodrigo Alves / Edmar Lopes
Raquel Kim
Gustavo Mendes
Phone: (+55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ri

Corporate Communications
Phone: (+55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br

Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone: 1 (212) 704-8196 / 704-4484
E-mail: meaghan.smith@edelman.com
or robby.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 59 destinations that connect all the important cities in Brazil, as well as 14 major destinations in South America and the Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of their class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company – via its GOL, Varig, Gollog, Smiles and VoeFácil brands – offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to GOL’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend substantially on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Balance Sheet (R$`000) IFRS	1Q11	4Q10	1Q10
Assets	9,021,205	9,063,847	8,566,906
Current Assets	2,538,562	2,704,852	2,213,012
Cash and Cash Equivalents	1,797,616	1,955,858	1,439,077
Financial Assets	21,900	22,606	37,802
Restricted Cash	-	-	19,211
Trade and Other Receivables	260,528	303,054	317,979
Inventories of Parts and Suplies	166,029	170,990	153,516
Recoverable Income Taxes	115,247	88,143	85,239
Deposits	-	-	7,307
Prepaid Expenses	92,490	123,003	114,296
Other Current Assets	84,752	41,198	38,585
Non-Current Assets	4,837,554	4,728,145	4,556,356
Property and Equipment, Net	3,581,871	3,460,968	3,325,821
Intangible Assets	1,255,683	1,267,177	1,230,535
Other Non-Current Assets	1,645,089	1,630,850	1,797,538
Prepaid Expenses	51,858	54,201	61,230
Deposits	692,701	1,088,612	836,647
Deferred Income Taxes	823,260	817,545	852,717
Short Term Investments	27,598	-	-
Restricted Cash	33,184	34,500	32,515
Other Current Assets	16,488	9,227	14,429
Liabilities and Shareholders’ Equity	9,021,205	9,063,847	8,566,906
Current Liabilities	1,546,138	1,659,864	2,140,136
Short-Term Borrowings	312,628	346,008	563,502
Accounts Payable	198,914	215,792	335,781
Salaries, Wages and Benefits	224,652	205,993	241,506
Tax Obligations	46,285	58,197	40,587
Sales Tax and Landing Fees	136,509	85,140	73,034
Advance Ticket Sales	404,431	517,006	383,936
Provisions	23,182	55,967	41,632
Mileage Program	52,012	26,200	78,045
Customers advance	16,212	24,581	101,967
Dividends payable	51,450	51,450	186,416
Other Current Assets	79,863	73,530	93,730
Non-Current Liabilities	4,490,132	4,474,814	3,788,808
Long-Term Debt	3,292,586	3,395,080	2,672,585
Mileage Program	151,703	181,456	227,631
Advance for Costumers	23,840	33,262	52,610
Deferred Income Taxes	672,692	642,185	555,593
Provision	186,329	88,911	83,954
Tax Obligations	130,926	99,715	83,649
Other Non-Current Liabilities	32,056	34,205	112,786
Shareholder’s Equity	2,984,935	2,929,169	2,637,962
Issued Share Capital	2,316,462	2,315,655	2,062,735
Capital Reserves	60,263	60,263	60,263
Treasury Shares	(11,887)	(11,887)	(11,887)
Other Reserves	26,356	11,073	788
Retained Earnings	593,741	554,065	526,063

Income Statement (R$’000) IFRS	1Q11	1Q10	% Var.	4Q10	% Var.	2010	2009	% Var.
Net operating revenues	1,838,962	1,729,817	6.3%	1,788,935	-1.7%	6,979,447	6,025,382	15.8%
Passenger	1,647,088	1,567,882	5.1%	1,601,145	-3.0%	6,277,657	5,306,530	18.3%
Cargo and Other	191,874	161,935	18.5%	187,790	11.6%	701,790	718,852	-2.4%
Operating Costs and Expenses	(1,760,452)	(1,538,397)	14.4%	(1,601,736)	9.5%	(6,281,652)	(5,612,090)	11.9%
Salaries, Wages and Benefits	(359,438)	(284,440)	26.4%	(312,472)	4.5%	(1,252,402)	(1,100,953)	13.8%
Aircraft Fuel	(669,050)	(550,987)	21.4%	(580,096)	14.4%	(2,287,410)	(1,813,104)	26.2%
Aircraft Rent	(128,244)	(149,814)	-14.4%	(130,403)	-7.7%	(555,645)	(650,683)	-14.6%
Sales and Marketing	(91,870)	(82,146)	11.8%	(106,783)	-14.0%	(367,757)	(364,551)	0.9%
Landing Fees	(85,132)	(78,106)	9.0%	(92,928)	-8.4%	(331,883)	(312,637)	6.2%
Aircraft and Traffic Servicing	(108,630)	(99,102)	9.6%	(116,444)	-6.7%	(427,853)	(381,721)	12.1%
Maintenance Materials and Repairs	(79,331)	(136,997)	-42.1%	(54,579)	45.3%	(422,950)	(417,212)	1.4%
Depreciation	(90,157)	(63,760)	41.4%	(74,221)	21.5%	(281,604)	(142,853)	97.1%
Other	(148,600)	(93,045)	59.7%	(95,540)	55.5%	(306,390)	(372,052)	-17.6%
Operating Result (EBIT)	78,510	191,420	-59.0%	261,906	-70.0%	697,795	413,292	68.8%
EBIT Margin	4.3%	11.1%	-6.8pp	14.0%	-9.7pp	10.0%	6.9%	+3.1pp
Other Income (expense)	(25,806)	(133,740)	-80.7%	(44,048)	-41.4%	(311,299)	342,844	-190.8%
Interest Expense	(88,986)	(79,279)	12.2%	(93,427)	-4.8%	(338,609)	(288,112)	17.5%
Interest Revenue	36,577	24,978	46.4%	34,447	6.2%	116,172	42,798	171.4%
Exchange Variation Gain (loss)	65,073	(58,992)	-210.3%	44,339	46.8%	46,023	710,725	-93.5%
Net Hedge Results	(30,616)	(17,771)	72.3%	(26,530)	15.4%	(117,022)	(80,332)	45.7%
Other Expenses, Net	(7,853)	(2,676)	193.5%	(2,878)	172.8%	(17,863)	(42,235)	-57.7%
Income (loss) Before Income Taxes	52,705	57,680	-8.6%	217,858	-75.8%	386,496	756,136	-48.9%
Income Taxes (expense) Benefit	(20,770)	(33,758)	-38.5%	(85,646)	-75.7%	(172,299)	134,696	-227.9%
Net Income (loss)	31,935	23,922	33.5%	132,212	-75.8%	214,197	890,832	-76.0%
Net Margin	1.7%	1.4%	+0.4pp	7.1%	-5.3pp	3.1%	14.8%	-11.7pp
EBITDA	168,667	255,180	-33.9%	336,127	-49.8%	979,399	556,145	76.1%
EBITDA Margin	9.2%	14.8%	-5.6pp	18.0%	-8.8pp	14.0%	9.2%	+4.8pp
EBITDAR	296,911	404,994	-26.7%	475,014	-37.5%	1,535,044	1,206,828	27.2%
EBITDAR Margin	16.1%	23.4%	-7.3pp	25.4%	-9.3pp	22.0%	20.0%	+2.0pp

Cash Flow Statements (R$`000) IFRS	1Q11	1Q10

Net income for the period	31,934	23,922
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	90,157	63,760
Provision for doubtful accounts	2,647	2,805
Provision for judicial lawsuits	1,634	6,971
Provision (reversal) of onerous contracts	6,151	237
Provision for invetories obsolescence	(223)	-
Deferred income taxes	16,668	1,318
Share-based payments	7,742	3,621
Exchange and monetary variations, net	(69,783)	65,511
Interest on loans, net	89,522	67,154
Financial instruments results, net	2,926	293
Return of aircraft provision	11,192	5,957
Other provisions	4,388	(4,444)
Other non-monetary items	17,040	-
Mileage program	(3,941)	(8,279)
Changes in operating assets and liabilities:
Trade and other receivables	39,879	198,525
Changes in inventories	5,184	(15,557)
Deposits	22,675	11,615
Prepaid expenses, recoverable taxes and other credits	(1,072)	12,775
Other assets	(43,691)	7,272
Suppliers	(16,878)	(26,601)
Advance ticket sales	(56,126)	(177,411)
Advances from customers	(17,791)	(35,569)
Salaries, wages and benefits	18,659	8,344
Sales tax and landing fees	(5,080)	(3,297)
Tax obligations	31,525	17,337
Provisions	(53,307)	(26,227)
Other liabilities	15,713	4,695
Cash provided by operating activities	147,744	204,727
Interest paid	(35,650)	(27,518)
Income tax paid	(4,102)	(32,440)
Net cash provided by operating activities	107,992	144,769

Cash flows from investing activities
Financial assets	(26,892)	2,320
Investments in restricted cash, net	1,316	(25,641)
Payment for property, plant and equipment	(120,915)	(145,792)
Payment for intangible assets	(1,187)	(1,752)
Net cash provided by investing activities	(147,678)	(170,865)
Loans and Financings
Raises	85,133	215,886
Payments	(205,027)	(125,622)
Capital increase	807	463
Net cash provided by financing activities	(119,087)	90,727

Effects of exchange rate changes on the balance of cash held in foreign currencies	531	(7,962)

Net decrease in cash and cash equivalents	(158,242)	56,669

Cash and cash equivalents at the beginning of the period	1,955,858	1,382,408
Cash and cash equivalents at the end of the period	1,797,616	1,439,077

Glossary of Industry Terms

Aircraft Leasing: an agreement through which a company (the lessor), acquires a good chosen by its client (the lessee) for subsequent rental to the latter for a determined period

Aircraft utilization: represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Available seat kilometers (ASK): represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Average stage length: represents the average number of kilometers flown per flight.

Block hours: refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate

Breakeven load factor: the passenger load factor that will result in passenger revenues being equal to operating expenses.

Charter: a flight operated by an airline outside its normal or regular operations.

EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of the business.

Lessor: the party renting a property or other asset to another party, the lessee.

Load factor: represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK)

Long-haul: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

Operating cost per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

Operating cost per available seat kilometer ex-fuel (CASK ex-fuel): represents operating cost divided by available seat kilometers excluding fuel expenses.

Operating revenue per available seat kilometer (RASK): represents operating revenues divided by available seat kilometers.

Passenger revenue per available seat kilometer (RASK PAX): represents revenue per passenger divided by available seat kilometers.

PDP Facility (pre-delivery payment facility): credit for the prepayment of aircraft acquisitions.

Revenue passengers: refers to the total number of passengers on board who have paid more than 25% of the full flight fare.

Revenue passenger kilometers (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

Sale-leaseback: a financial transaction whereby one sells a resource and then rents it back for a long period, enabling one to make use of the resource without owning it.

Slot: the right of an aircraft to take off or land at a given airport for a determined period of time.

Sub-lease: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

Wet-lease: a leasing agreement whereby an airline (lessor) provides an aircraft, maintenance, insurance (ACMI) and a complete crew to another airline (lessor), which pays in accordance with the number of hours flown.

WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

Yield per passenger kilometer: the average amount one passenger pays to fly one kilometer

São Paulo, May 11, 2011.

____________________________ Constantino de Oliveira Jr. Chairman	___________________________ Henrique Constantino Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.